FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Quantitative Alpha Trading Inc. (the “Company”)

40 Village Centre Place, Suite 300

Mississauga, ON

L4Z 1V9

Item 2 – Date of Material Change:

August 1, 2011

Item 3 – News Release:

The  news  release  attached  hereto  as  Schedule  “A”  was  disseminated  over  CNW  on

August 17, 2011.

Item 4 – Summary of Material Change:

The   Company   has   entered   into  an  employment   agreement   with   Ben   Chesir   for   his

employment   as  President  and  Chief  Operating  Officer  of  QAT's  wholly  owned  US subsidiary, Quantitative Alpha Trading (USA), LLC, (“QAT USA”), the effective date of

which  was  August  1,  2011  (the  “Employment  Agreement”).   Ben  Chesir  will  actually

commence his engagement with QAT USA in mid-September, 2011.

Mr.   Chesir   has   also   agreed   to   join   QAT's   board   of   directors,   effective   upon   his

commencement  of  employment,  replacing  Michael  Boulter,  who  is  stepping  down  as  the current transitional phase of the Company comes to an end.

Pursuant  to  the  Employment  Agreement,  the  Mr.  Chesir  has  also  been  granted  2,723,518 options in the Company, which will vest upon his commencement of employment.

Item 5 – Full Description of Material Change:

5.1

Full Description of Material Change

The  Company  has  entered  into  an  employment  agreement  with  Ben  Chesir  as  President and  Chief  Operating  Officer  of  QAT  USA,  the  effective  date  of  which  was  August  1,

2011.    Ben  Chesir  will  actually  commence  his  engagement  with  QAT  USA  in  mid-

September, 2011.

Mr.   Chesir   has   also   agreed   to   join   QAT's   board   of   directors,   effective   upon   his

commencement  of  employment,  replacing  Michael  Boulter,  who  is  stepping  down  as  the current transitional phase of the Company comes to an end.

Mr.  Chesir  has  over  15  years  of  capital  markets  experience  focusing  on  all  facets  of trading  and  money  management.  He  started  his  career  at  Merrill  Lynch  in  a  variety  of roles  including  software  developer,  market  data  executive  and  futures  and  options  sales trader.  Mr.  Chesir  also  served  as  First  Vice  President  at  ABN  AMRO  Inc  and  as  a

Director  at  Citigroup,  where  he  built  and  ran  the  risk  management  infrastructure  and functions  for  those  firms’  North  American  exchange-traded  derivatives  businesses.  Mr.

Chesir  joined  the  New  York  Mercantile  Exchange  as  its  Senior  Vice  President  of  New

Product  Development  in  2006  focusing  on  new  initiatives  including  formation  of  the

Green  Exchange,  launch  of  various  index  futures  products,  as  well  as  its  M&A  and

strategic   joint   ventures.   After   the   CME   Group's   acquisition   of   NYMEX   he   took   a

position  at  OTC  Global  Holdings  as  its  Chief  Development  Officer  helping  that  firm develop and distribute its electronic trading platform to institutional clients and brokers.

Mr.  Chesir  will  be  working  closely  with  QAT's  Vice  Chairman  Mr.  Richard  Schaeffer,

also based in New York City.

Pursuant  to  the  Employment  Agreement,  the  Mr.  Chesir  has  also  been  granted  2,723,518

options  in  the  Company,  which  will  vest  upon  his  commencement  of  employment.   The

exercise price of these options is $0.10, with an expiry date of August 17, 2021.

Please see the attached press release for further details regarding the material change.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

James McGovern, Chief Executive Officer

Telephone Number: (416) 323-0477

Item 9 – Date of Report

August 17, 2011.

SCHEDULE A

QUANTITATIVE    ALPHA    TRADING    INC.    ANNOUNCES    APPOINTMENT    OF    NEW

PRESIDENT AND COO OF US SUBSIDIARY

August  17,  2011  (Toronto)  –  Quantitative  Alpha  Trading  Inc.  (CNSX:  QAT)(OTCQB:RTNSF)  (the

“Company”  or  “QAT”)  is  pleased  to  announce  today  that  Mr.  Benjamin  Chesir  has  joined  QAT's  wholly owned  US  subsidiary,  Quantitative  Alpha  Trading  (USA),  LLC,  (“QAT  USA”)  as  President  and  Chief

Operating Officer, with his engagement to commence in mid-September, 2011.

Mr.  Chesir  has  also  agreed  to  join  QAT's  board  of  directors  effective  upon  his  commencement,  replacing

Michael Boulter, who is stepping down as the current transitional phase of the Company comes to an end.

“We  are  delighted  with  this  appointment  and  also  grateful  to  Mr.  Boulter  for  the  service  he  provided  to the  Board  and  to  the  Company  during  a  critical  period  of  reorienting  QAT  for  growth,”  stated  Todd

Halpern, Chair.

Mr.  Chesir  has  over  15  years  of  capital  markets  experience  focusing  on  all  facets  of  trading  and  money management.  He  started  his  career  at  Merrill  Lynch  in  a  variety  of  roles  including  software  developer,

market  data  executive  and  futures  and  options  sales  trader.  Mr.  Chesir  also  served  as  First  Vice  President at  ABN  AMRO  Inc  and  as  a  Director  at  Citigroup,  where  he  built  and  ran  the  risk  management infrastructure and functions for those firms’ North American exchange-traded derivatives businesses.  Mr.

Chesir   joined   the   New   York   Mercantile   Exchange   as   its   Senior   Vice   President   of   New   Product

Development  in  2006  focusing  on  new  initiatives  including  formation  of  the  Green  Exchange,  launch  of

various  index  futures  products,  as  well  as  its  M&A  and  strategic  joint  ventures.   After  the  CME  Group's

acquisition  of  NYMEX  he  took  a  position  at  OTC  Global  Holdings  as  its  Chief  Development  Officer

helping that firm develop and distribute its electronic trading platform to institutional clients and brokers

QAT's  CEO  Jim  McGovern  stated  “We  are  very  pleased  to  have  attracted  such  a  talented  executive  as

Ben  Chesir  to  lead  our  US  operations.   Ben  brings  a  wealth  of  experience  and  strategic  relationships  that will accelerate our US business plan”.

“I  am  excited  to  be  joining  an  entrepreneurial  firm  with  a  tremendous  technology  platform,”  Mr.  Chesir added. “We will be executing joint ventures with multiple organizations as well as developing investment funds for broad distribution”.

Mr. Chesir will be working closely with QAT's Vice Chairman Mr. Richard Schaeffer, also based in New

York City.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining  proprietary  algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science

patterns,   the   Company’s   proprietary   systems   use   a   linked   series   of   computer   programs   to   analyze

securities  market  data  in  real-time  and  directly  execute  buy  or  sell  orders  over  the  electronic  securities exchanges while monitoring the status of every trade within a given portfolio without human intervention.

The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol RTNSF.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of  activity,  performance  or achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the  adequacy or accuracy of the content of this news release.